March 4, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Megan Akst and Ms. Kathleen Collins

Re:	Graham Corp

Form 10-K for the Year Ended March 31, 2023

Form 10-Q for the Quarter Ended December 31, 2023

File No. 001-08462

Dear Ms. Akst and Ms. Collins:

On behalf of Graham Corporation (“Graham” or the “Company”), this letter is sent in response to your office’s comment letter dated February 23, 2024 regarding the Company’s annual report on Form 10-K for the year ended March 31, 2023 (“fiscal 2023”), filed on June 8, 2023 and the Company’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2023, filed on February 5, 2024. For your convenience, the Staff’s comment has been repeated below in its entirety in italicized font, with the Company’s response to such comment set out immediately underneath it.

Form 10-Q for the Quarterly Period Ending December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures, page 25

1.

We note from your response to prior comment 1. Considering the BN Performance Bonus plan requires continued employment at the time of such payment, and as the amounts will be paid in cash, it remains unclear how such charges are not a normal, recurring cash operating expenses. Please revise to remove these adjustments from your non-GAAP measures. Refer to Question 100.01 of the non-GAAP C&DIs.

Response:

We acknowledge the Staff’s comment and will remove the BN Performance Bonus plan adjustment from our non-GAAP measures in all future filings starting with our upcoming Form 10-K for the year ending March 31, 2024 in accordance with Question 100.01 of the Non-GAAP C&DIs.

Securities and Exchange Commission

Division of Corporation Finance

March 4, 2024

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If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at CThome@graham-mfg.com or (716) 225-8116.

Very truly yours,

/s/ Christopher J. Thome
Christopher J. Thome Vice President-Finance & Chief Financial Officer